
May 13, 2020

Mark Iwicki
Chief Executive Officer
Kala Pharmaceuticals, Inc.
490 Arsenal Way, Suite 120
Watertown, MA 02472

        Re: Kala Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed May 7, 2020
            File No. 333-238087

Dear Mr. Iwicki:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Lia Der Marderosian, Esq.